Braskem

                                                    COMPANHIA
                                        BOVESPA     NIVEL 1              BAK
                                                    MERCADO             LISTED
                                                    BOVESPA - BRASIL     NYSE

BOVESPA: BRKM
NYSE: BAK
www.braskem.com.br

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                BRASKEM ANNOUNCES NET EARNINGS OF R$ 468 MILLION
                             FOR THE FIRST HALF 2003
--------------------------------------------------------------------------------

(Sao Paulo, Brazil, August 5, 2003) Braskem S.A. (BOVESPA: BRKM) (NYSE: BAK) today announced its earnings for the second quarter of 2003. Results are stated in Reais in accordance with the Brazilian Corporate Law, except that the results presented herein are not in accordance with CVM Instruction 247 as they exclude the effects of proportional consolidation. As the business combination that formed Braskem occurred on August 16, 2002, the financial information and analysis contained herein are based on Braskem's unaudited consolidated pro-forma financial statements, taking into account Braskem's stakes in OPP Quimica S.A. ("OPP Quimica"), Trikem S.A. ("Trikem"), Nitrocarbono S.A. ("Nitrocarbono") and Polialden Petroquimica S.A. (Polialden) as if the corporate structure on June 30, 2003 had existed since the beginning of the fiscal-year 2002. The comments in this release refer to unaudited consolidated earnings with all comparisons being made with the same period in 2002, except where otherwise indicated. Braskem's unaudited consolidated pro-forma balance sheet and income statement have been reviewed by independent auditors and reflect the elimination of the effects of CVM Instruction 247 (i.e. only those investments under the direct management of Braskem are consolidated, and Braskem's stakes in Politeno Industria e Comercio S.A. and COPESUL -- Companhia Petroquimica do Sul are recognized via the equity accounting method). On June 30, 2003, the Brazilian Real/US Dollar exchange rate was R$ 2.8720/US$ 1.00.

1. Second Quarter Highlights
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o    Braskem's net revenues totaled R$2.2 billion in the second quarter of 2003,
     47% higher than the net revenues of R$1.5 billion in the second quarter of 2002. Such increase reflects Braskem's successful strategy of realigning the prices of its products sold in the domestic market with international prices. In the first half of this year, Braskem's net revenues totaled R$4.4 billion, 65% higher than the net revenue of R$ 2.7 billion in the first half of 2002.

o Braskem's strong performance with respect to exports contributed to the increase in its net revenues. During the second quarter of 2003, net revenues from exports to foreign markets, including sales within Mercosul, totaled US$181 million, which is 32% higher than net revenues of US$137 million reported during the same quarter of the previous year. During the first half of 2003, net revenues from exports totaled US$ 317 million, 38% higher than US$230 million during the first half of 2002.

o Synergies arising from Braskem's continuing integration process through June 30, 2003, amounted to R$240 million, on an annualized and recurring basis, out of an projected total of R$330 million.

o Selling, general and administrative expenses (SG&A, except for expenses arising from depreciation and amortization) during the first half of this year totaled R$176 million, 10% higher than these expenses during the same period in 2002. However, this 10% increase is significantly lower than the inflation rate in Brazil over the last 12 months. In addition, during the first quarter of 2003, such expenses amounted to 4.7% of Braskem's net revenues for such quarter, as compared to 6.5% of Braskem's net revenues during the first quarter of 2002. In the first half of 2003, the same expenses amounted to 4% of Braskem's net revenues, while in the first half of the previous year
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                                     - 1 -
     these expenses amounted to 5.9% of the Company's net revenues. Such decreases, as measured in constant currency, are associated with the synergies arising from Braskem's continuing integration process and with overall improvement of the company's productivity levels.

o EBITDA for the second quarter of 2003 totaled R$405 million, 28% above the EBITDA of R$ 315 million registered during the second quarter of 2002. In the second quarter of 2003, Braskem's EBITDA margin was 19%. EBITDA for the first half of 2003 was R$ 855 million, 54% higher than the EBITDA of R$554 million for the same period of the previous year. Braskem's EBITDA margin during the first half of 2003 was 19%. Operating cash flow totaled R$879 million in the first half of 2003 and R$2.1 billion during the last 12 months.

o Net income during the second quarter of 2003 was R$338 million, offsetting a loss of $316 million registered during the same period of the previous year. Net income for the first half of 2003 was R$468 million, offsetting a loss of R$480 million in the first semester of 2002.

o    In the second quarter of 2003 Braskem reduced its net debt by R$659 million
     - from R$ 6.4  billion  on March 31 2003,  to R$ 5.7  billion,  on June 30,
     2003.

o As compared to the fiscal-year-end 2002, in the first half of 2003, Braskem reduced its net debt by R$1.1 billion, from R$6.8 billion on December 31, 2002 to R$5.7 billion on June 30, 2003. During the second quarter of 2003, Braskem decreased its short-term debt by R$345 million.

                                Decreasing Debt

                Changes in Net Debt           dec/02    mar/03    jun/03
                -------------------           ------    ------    ------

                NET DEBT (R$ million)          6,815     6,365     5,706

                NET DEBT/EBITDA (LTM*)          5.10      4.11      3.49
                --------------------------------------------------------
                * Last twelve months; does not include non-recurring items in the calculation of EBITDA

o As a further step in its corporate integration process, Braskem entered into an agreement to purchase the common shares of the capital stock of its subsidiaries Trikem and Polialden owned by Mitsubishi Chemical Corporation ("Mitsubishi") and also entered into a memorandum of understanding with Nissho Iwai Corporation ("Nissho Iwai"), by which the latter will exchange its stakes in Trikem and Polialden for equity interest in Braskem. By means of this transaction, Nissho Iwai will hold 4.2% of Braskem's voting capital, corresponding to 1.6% of its total capital. Further information on such transactions is available in the Investor Relations section of Braskem's webpage at www.braskem.com.br. The conclusion of this further step in the process of Braskem's corporate integration will increase Braskem's interests in its subsidiaries, Trikem and Polialden, as follows:
--------------------------------------------------------------------------------

                                [GRAPHIC OMITTED]

[Graphic depicts that (i) Previ owns 2.9% of the voting capital stock of Braskem and 3.4% of the total capital stock of Braskem ; Petroquisa owns 7.8% of the voting capital stock and 11.1% of the total capital stock of Braskem; Odebrecht owns 43.2% of the voting capital stock and 43.3% of the total capital stock of Braskem; Norquisa owns 29.5% of the voting capital stock and 12.0% of the total capital stock of Braskem; Mariani owns 3.4% of the voting capital stock and 3.5% of the total capital stock of Braskem; Petros owns 2.9% of the voting capital stock and 1.1% of the total capital stock of Braskem; and unspecified investors in the stock market own 10.2% of the voting capital stock and 25.6% of the total capital stock of Braskem; and (2) Braskem owns 29.5% of the total and voting capital stock of Copesul; 100% of the voting capital stock and 56.3% of the total capital stock of Polialden; 92.9% of the voting capital stock and 51.6% of the total capital stock of Trikem; and 35.0% of the voting capital stock and 33.5% of the total capital stock of Politeno.] % Voting Capital - % Total Capital


                               Braskem in Numbers


Net Sales (R$ millions)                     EBITDA (R$ millions)

[Graphic  omitted] [Graphic depicts         [Graphic  omitted] [Graphic depicts
that  in the  first  half  of  2003         that in  the first  half   of  2003
Braskem's net sales in Reais   were         Braskem's EBITDA in Reais was R$855
R$4.447 billion,  65%  higher  than         million,   54%  higher  than  R$554
recorded  in  the previous year  of         million recorded in the  first half
R$2.697 billion.]                           of 2002.]


                       Net Profit (R$ millions)

                       [Graphic  omitted] [Graphic depicts
                       that  in the  first  half  of  2002
                       Braskem had a loss of R$480 million
                       compared to a gain of R$468 million
                       in the  first  half of 2003,  which
                       corresponds   to  a  difference  of
                       R$948 million.]


Net debt (R$ millions)                      Net Debt/EBITDA (LTM*)

[Graphic  omitted] [Graphic depicts         [Graphic  omitted] [Graphic depicts
that in  June  2003  Braskem's  net         that the  ratio  between  Braskem's
debt was R$5.706  billion  compared         net debt  and  EBITDA  in  December
to R$6.365  billion in March  2003,         2002 was  5.10,  in March  2003 was
and  R$6.815  billion  in  December         4.11  and in June  2003  was  3.49,
2002,   which   corresponds   to  a         which  corresponds to a decrease of
R$1.109  billion  decrease  between         32% between  December 2002 and June
December 2002 and June 2003.]               2003.]


* LTM - last twelve months; non recurring items excluded from the calculation of EBITDA.
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                                     - 3 -

2. Operating Performance
--------------------------------------------------------------------------------

o    Industrial and Sales Performance

                                 2Q03            2Q02            Chg%      1HO3          1HO2         Chg%
Production Volume - tons         (A)              (B)          (A)/(B)     (C)            (D)        (C)/(D)
------------------------        -----           -----          -------    -----         -----        -------
Polyolefin Unit
  - PE's-Polyethylene           160,485         138,003         16%       317,173       292,799         8%
  - PP-Polypropylene            102,661          98,353          4%       210,193       190,884        10%

Vinyls Unit
  - PVC - Polyvinyl Chloride     85,494         104,477        -18%       189,338       192,040        -1%
  - Caustic Soda                110,943          91,056         22%       208,171       182,651        14%

Basic Petrochemicals Unit
  - Ethylene                    251,266         198,112         27%       480,431       422,880        14%
  - Propylene                   118,554          89,132         33%       226,186       191,821        18%

Business Development Unit
  - PET                           9,466          13,763        -31%        24,377        27,873       -13%
  - Caprolactam                  11,394          13,574        -16%        22,674        27,713       -18%

--------------------------------------------------------------------------------

Braskem's Polyolefins and Basic Petrochemicals Units presented a better operating performance during the second quarter of 2003 when compared with the same period of the preceding year. This was partially due to a maintenance shutdown in the Pirolysis I Unit at the basic petrochemicals industrial facilities, located in Camacari,Bahia, which occurred during the second quarter of 2002.

The operating performance of the Vinyls Unit during the first quarter of 2003 was significantly affected by scheduled maintenance shutdowns in Braskem's PVC plants, both in Camacari,Bahia (18 days), and in Marechal Deodoro, Alagoas (7 days).

Scheduled maintenance stoppages in the PET (30 days) and caprolactam (12 days) plants of the Business Development Unit also occurred during the second quarter of 2003.

                                 2Q03            2Q02            Chg%      1HO3          1HO2         Chg%
Sales Volume - tons              (A)              (B)          (A)/(B)     (C)            (D)        (C)/(D)
-------------------             -----           -----          -------    -----         -----        -------
Polyolefin Unit
  - PE's-Polyethylene           142,593         140,175          2%       306,626       303,887         1%
  - PP-Polypropylene             94,900          98,120         -3%       206,616       193,376         7%

Vinyls Unit
  - PVC - Polyvinyl Chloride     79,864         100,361        -20%       190,543       203,963        -7%
  - Caustic Soda                101,067          89,549         13%       202,984       181,185        12%

Basic Petrochemicals Unit
  - Ethylene*                   248,195         202,092         23%       478,446       430,005        11%
  - Propylene                   118,511          86,585         37%       229,297       191,758        20%

Business Development Unit
  - PET                           8,740          17,020        -49%        22,880        30,589       -25%
  - Caprolactam                  12,223          14,515        -16%        25,042        27,080        -8%

--------------------------------------------------------------------------------
* Of this amount, 71,000 tons (28.5%) were sold to companies that are part of Braskem (Trikem and Polialden) during the second quarter of 2003. During the first half of 2003 such amount was 174,000 tons (36.3%).
--------------------------------------------------------------------------------

Sales volumes of thermoplastic resins in the second quarter of 2003 in the domestic market totaled 326,097 tons, down 9% from the 355,676 tons sold during the same period in the preceding year. This performance reflects mainly a reduction in the economic activity in Brazil, which was partially offset by the increase in export volumes. Year-to-date local sales of thermoplastic resins totaled 726,665 tons, practically in line with the 731,815 tons sold during the first half of 2002.

Braskem has maintained its strategy for the optimization of the Company's working capital utilization, continuously adjusting its production volumes in order to meet actual market demand for its products.

o    Exports

In the second quarter of 2003 Braskem's net revenues from exports were US$181 million, 32% higher than net revenues from exports of US$137 million recorded during the previous year. Braskem's year-to-date net revenues from exports increased by 38% to US$317 million, as compared to US$230 million during the first half of 2002. Expressed as a percentage of net revenues, Braskem's net revenues from exports during the first half of 2003 were 23%, higher than the 21% of net revenues recorded during the same period of 2002.


         Exports Evolution                  Export Markets in the first half of
          (US$ millions)                    2003 (%)

[Graphic  omitted] [Graphic depicts         [Graphic  omitted] [Graphic depicts
that in the second  quarter of 2003         percentage of export market:  North
Braskem's net revenues from exports         America   represents   31%;  Europe
in US Dollars were US$181  million,         represents   28%;  Asia  represents
32% higher than the previous  year.         20%; Latin America  represents 18%;
Braskem's year-to-date net revenues         and Africa represents 3%.]
from  exports  increased  by 38% to
US$317  million,   as  compared  to
US$230  million  during  the  first
half of 2002.]


o    Synergies resulting from the integration process

As a result of its continuing integration process and on an annualized and recurring basis, Braskem has benefited from a total of R$240 million in already captured synergies out of a projected total of R$330 million.

                  Synergies*:
                  (R$ million)

                  [Graphic  omitted] [Graphic depicts that
                  in June  2003  Braskem  has  realized  a
                  total  of  R$240   million   in  already
                  captured  synergies  out of a  projected
                  total of R$330  million,  compared  with
                  R$75  million  as  of  December 2002 and
                  R$53 million as of September 2002.]
--------------------------------------------------------------------------------

3.   Financial  Performance
--------------------------------------------------------------------------------

o    Net Revenues:
                                                         Net Sales
During the second  quarter of 2003,                    (R$ million
Braskem's   net  revenues   totaled
R$2.155  billion,  47% higher  than         [Graphic  omitted] [Graphic depicts
the R$1.468 billion during the same         that  during the second  quarter of
period in 2002. The main driver for         2003,    Braskem's   net   revenues
this  performance  was the domestic         totaled R$2.155 billion, 47% higher
price-realignment  implemented  for         than   R$1.468   billion   recorded
the Company's  thermoplastic resins         during the same  period in 2002 and
and  basic  petrochemicals  sold in         that  Braskem's  net revenues  were
Brazil.                                     R$4.447  billion  in the first half
                                            of  2003,   65%  higher   than  net
Braskem's net revenues were R$4.447         revenues of R$2.697  billion during
billion  in the first half of 2003,         the first half of 2002.]
65%  higher  than net  revenues  of
R$2.697  billion  during  the first
half of 2002.


The table below provides a breakdown of net revenues per Business Unit:

Business Units                   2Q03            2Q02            Chg%      1HO3          1HO2         Chg%
(R$ million)                     (A)              (B)          (A)/(B)     (C)            (D)        (C)/(D)
--------------                  -----           -----          -------    -----         -----        -------
Domestic Market                 1,619           1,121           44        3,437         2,131          61
 Basic Petrochemicals             706             360           96        1,483           728         104
 Polyolefin                       578             440           31        1,172           807          45
 Vinyls                           239             240            0          569           440          29
 Business Development              95              81           18          213           156          37

Exports                           536             348           54        1,009           566          78

Total Net Sales                 2,155           1,468           47        4,447         2,697          65


o   Cost of Goods Sold (COGS):

Composition  of Cost of Goods  Sold         In the second quarter of 2003, cost
in 2Q03 (%)                                 of  goods  sold  ("COGS")   totaled
                                            R$1.734  billion,  46% higher  than
Breakdown - COGS [Graphic  omitted]         the  R$1.184  billion in the second
[Graphic depicts the composition of         quarter  of 2002.  The main  reason
cost of  goods  sold in the  second         for   this   increase   was  a  54%
quarter of 2003: naphtha represents         increase  in the price of  naphtha,
68.4%;    other    variable   costs         Braskem's  principal  raw material,
represent    20.1%;    depreciation         between the two periods.
represents  3.6%;  electric  energy
represents     2.6%;      personnel
represents  1.8%; other  represents
1.6%; services  represent 1.3%; and
materials represent 0.6%.]
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                                     - 6 -

During the second quarter of 2003, Braskem purchased 988 thousand tons of naphtha, of which 610 thousand tons (62%) were purchased from Petrobras - Braskem's main raw material supplier. The remaining 378 thousand tons (38%) was imported directly by Braskem, mainly from African and South American suppliers. The average price of naphtha during the second quarter of 2003 was US$230/ton, a 28% decrease from the average price of US$ 318/ton during the first quarter of 2003.

During the first half of 2003, Braskem's COGS was R$ 3.558 billion, 60% higher than its COGS of R$2.228 billion during the first half of 2002, as a result of an increase in the international price of naphtha.


Braskem's depreciation and amortization costs associated with COGS increased 15% to R$63 million during the second quarter of 2003 from R$55 million during the same period of last year. During the first half of 2003, depreciation and amortization costs increased 7%, to R$131 million, as compared to R$123 million during the first half of 2002

o    Selling, General and Administrative Expenses


Selling, general and administrative ("SG&A") expenses were 4% higher during the second quarter of 2003, totaling R$100 million as compared to R$96 million during the second quarter of 2002. As a percentage of net revenues, such expenses were 4.7% in the second quarter of 2003 compared to 6.5% during the same period of 2002.

During the first half of 2003, SG&A expenses increased 10% to R$176 million from R$160 million during the same period of 2002. This percentage remained below the inflation rate over the past 12 months. Such decreases, as measured in constant currency, are associated with the estimated synergies arising from Braskem's continuing integration process and to the overall improvement of the company's productivity levels.

o    Depreciation and Amortization Expenses


Depreciation and amortization expenses totaled R$39 million during the second quarter of 2003 compared to R$187 million during the second quarter of 2002. The difference is attributed primarily to Braskem's decision to fully amortize the deferred foreign exchange losses, by registering R$167 million of these deferred expenses in the second quarter of 2002. Depreciation and amortization expenses during the second quarter of 2003 include R$27 million resulting from the amortization of portions of goodwill related to expected future profits of OPP Quimica, which merged into Braskem on March 31, 2003.

Depreciation and amortization expenses decreased to R$83 million during the first half of 2003 from R$230 million during the first half of last year, primarily due to the full amortization of R$190 million of the aforementioned deferred foreign exchange losses , partially offset by expenses in respect of the amortization of portions of goodwill related to expected future profits of OPP Quimica, as already discussed.
--------------------------------------------------------------------------------

o    EBITDA


In  the  second  quarter  of  2003,         EBITDA
EBITDA  was  R$405   million,   28%         (R$ million)
higher   than  the  R$315   million         [Graphic  omitted] [Graphic depicts
reported  in the second  quarter of         that in the second quarter of 2003,
2002.  EBITDA was R$855 million for         EBITDA  was  R$405   million,   29%
the first half of 2003,  54% higher         higher   than  the  R$315   million
than  the  R$554  million  for  the         reported  in the second  quarter of
first  half  of  2002.  The  EBITDA         2002  and  that  EBITDA  was  R$855
margin  for the first  half of 2003         million for the first half of 2003,
was  19.2%,  compared  to 20.5% for         54%  higher  than  EBITDA  of R$554
the first half of 2002.                     million   for  the  first  half  of
                                            2002.]

o    Equity in Subsidiaries

In the second quarter of 2003, equity in subsidiaries was a loss of R$25 million, resulting in a loss of R$5 million in equity in subsidiaries during the first half of the year, as compared to a gain of R$361 million registered in the same period of the previous year.

                Equity Income                   2Q03            1H03

        Equity Income from Subsidiaries           883              947
        Equity Income from Affiliates          28,580           57,713
         - Copesul                             22,336           36,300
         - Politeno                             5,998           16,663
         - Petroflex                              750            5,304
         - Outros                                (504)            (555)
        Foreign Exchange Effects               19,503           27,713
        Amortizations                         (75,576)        (140,737)
        Other                                   1,747           49,642
        ---------------------------------------------------------------
                TOTAL                         (24,863)          (4,723)
        ---------------------------------------------------------------

o    Net Financial Result

                                                2Q03            1H03

        (1) Foreign Exchange (F/X) Impact         632             825

                On F/X assets                    (126)           (210)
                On F/X liabilities                758           1,035

        (2) Financial Result excluding F/X
            Impact                               (374)           (654)

            Interest/Monetary Restatement        (167)           (355)

                Interest                          121            (210)
                Monetary Restatement              (46)           (145)

            CPMF, banking expenses and other     (206)           (298)

        FINANCIAL RESULT*.......(1) + (2) =       258             171

        * Net F/X variation + Financial Result excluding F/X impact

The net financial result in the second quarter of 2003 was a gain of R$258 million, impacted primarily by a 14% devaluation of the US Dollar against the Real, which generated a net positive exchange gain of R$632 million.

The financial result during the first half of 2003 was a gain of R$ 171 million, offsetting a loss of R$1.241 billion recorded during the same period in 2002.
--------------------------------------------------------------------------------

o    Net Income (loss)

Net income was R$338 million during the second quarter of 2003, offsetting a loss of R$316 million during the second quarter of 2002. Decisive contributions to this result were: (i) the improvement of Braskem's commercial performance;(ii) the synergies resulting from Braskem's continuing integration process;(iii) the increase in net revenues from exports;(iv) Braskem's solid operating performance during the second quarter of 2003, as reflected by the Company's EBITDA of R$405 million during the second quarter of 2003; and (v) the positive net financial result of R$258 million, associated with the appreciation of the Brazilian Real against the US Dollar - during this period.During the first half of 2003, Braskem posted net income of R$468 million, offsetting a loss of R$480 million recorded during the same period in 2002.

4.  Changes in the Indebtdeness
--------------------------------------------------------------------------------

[Graphic  omitted] [Graphic depicts         In  the  second  quarter  of  2003,
that in  June  2003  Braskem's  net         Braskem  reduced  its  consolidated
debt was R$5.706  billion  compared         net  debt by R$659  million  (10%),
to R$6.365  billion  in March  2003         from  R$6,365  million  as of March
and  R$6.815  billion  in  December         31,  2003 to R$5,706  million as of
2002,   which   corresponds   to  a         June 30, 2003.
R$1.109  billion  decrease  between
December 2002 and June 2003.]               Consolidated   gross  debt  totaled
                                            R$6,332  million  as  of  June  30,
Net Debt/EBITDA (LTM)                       2003,  12% lower  than the  R$7.187
                                            billion  recorded  as of March  31,
[Graphic  omitted] [Graphic depicts         2002. R$696 million of this debt is
that the  ratio  between  Braskem's         comprised of  debentures  for which
net debt  and  EBITDA  in  December         payment of  principal  and interest
2002 was  5.10,  in March  2003 was         is    scheduled   in   July   2007.
4.11  and in June  2003  was  3.49,         Short-term debt  obligations  total
which  corresponds to a decrease of         R$2,454   million,    or   39%   of
32% between  December 2002 and June         Braskem's    total    gross   debt.
2003.]                                      Braskem's    has    decreased   its
                                            short-term  debt  during the second
                                            quarter  of 2003 by  R$345  million
                                            compared  to the first  quarter  of
                                            2003.  Of this amount of short-term
                                            debt,  approximately  R$559 million
                                            is  related   to  working   capital
                                            financing,      R$1.12      billion
                                            corresponds  to trade finance lines
                                            and R$184  million  corresponds  to
                                            capital    markets     obligations.
                                            Braskem's    remaining    debt   is
                                            comprised   of   government    debt
                                            obligations   and  by  the  current
                                            portion of long-term bank loans.


Braskem has been prioritizing the use of its cash flow surpluses to decrease its debt. In addition, the Company has been structuring financial transactions in the domestic and international financial markets in order to refinance its short-term obligations. In July, 2003, Braskem issued successfully the first tranche of its US$ 500 million Medium-Term Note Program, raising US$ 75 million with a tenor of one year. Finally, Braskem recently refinanced a US$ 80 million loan which matured in July 2003.

Braskem's net debt is comprised of US dollar-indexed liabilities (66%); debt linked to the TJLP (Brazilian long-term interest rates) (17%); debt linked to the CDI (the Brazilian interbank rate) (9%); debt linked to the IGP-M (6%); and fixed-rate obligations (2%).
--------------------------------------------------------------------------------

5. Capital Expenditures
--------------------------------------------------------------------------------

The Company invested R$32 million in its capital expenditure programs during the second quarter of 2003, addressing the needs of its Business Units regarding operational, health, safety and environmental issues. During the first half of 2003, Braskem's operating investments amounted to R$65 million.

6. Capital Markets

On June 30, 2003, Braskem's Class "A" preferred shares (BRKM5) closed trading on the Bovespa at R$373.80 per lot of 1,000 shares, which corresponded to an appreciation of 70% during the first half of 2003. During the same period,the Ibovespa index increased by 15%.

During the second quarter of 2003, Braskem's preferred shares were traded in 100% of the trading sessions on Bovespa, and showed a growing average daily trading volume.

Braskem's  preferred  shares  are also  traded  on the New York  Stock  Exchange
(NYSE), through Level 2 ADRs, and presented an appreciation of 94% during the first semester of 2003.

                        Stock Price Performance in 2003
                            100 basis on 12/31/2003

[Graphic omitted] [Graphic depicts the percentage change in stock performance in between January 1, 2003 and June 30, 2003. A summary of the same as of the beginning, middle and end of each month follows:

--------------------------------------------------------------------------------
Date                         BRKM5             BAK                 Ibovespa
--------------------------------------------------------------------------------
January 1, 2003              100.0             100.0               100
--------------------------------------------------------------------------------
January 15, 2003             120.5             122.7               106.2
--------------------------------------------------------------------------------
January 31, 2003             83.6              78.8                97.1
--------------------------------------------------------------------------------
February 4, 2003             77.5              71.8                93.9
--------------------------------------------------------------------------------
February 14, 20003           71.8              66.7                89.5
--------------------------------------------------------------------------------
February 28, 2003            75.0              69.7                91.2
--------------------------------------------------------------------------------
March 5, 2003                75.5              69.7                91.45
--------------------------------------------------------------------------------
March 14, 2003               76.4              74.5                95.9
--------------------------------------------------------------------------------
March 31, 2003               96.9              96.9                100.0
--------------------------------------------------------------------------------
April 1, 2003                103.6             101.5               102.9
--------------------------------------------------------------------------------
April 15, 2003               115.0             121.2               107.4
--------------------------------------------------------------------------------
April 30, 2003               152.7             173.0               111.4
--------------------------------------------------------------------------------
May 2, 2003                  155.0             175.8               113.7
--------------------------------------------------------------------------------
May 15, 2003                 164.0             186.4               116.5
--------------------------------------------------------------------------------
May 30, 2003                 163.6             187.3               119.1
--------------------------------------------------------------------------------
June 2, 2003                 159.6             179.0               117.4
--------------------------------------------------------------------------------
June 13, 2003                179.1             207.6               121.9
--------------------------------------------------------------------------------
June 30, 2003                169.9             194.2               115.1]
--------------------------------------------------------------------------------

Braskem is listed on the Bovespa as a Level I Corporate Governance company and its preferred shares are part of the Ibovespa index and the IGC index (Differentiated Corporate Governance Index).
--------------------------------------------------------------------------------

7. Earnings Conference Call and Presentation to Investment Community

Braskem will present its results for the first half of 2003 to the domestic financial community at meetings to be held at APIMEC in Sao Paulo and ABAMEC in Rio de Janeiro on August 12, 2003. Additionally, Braskem will hold an international conference call on August 14, 2003. For further details, please visit Braskem's website at www.braskem.com.br or contact Braskem's Investor Relations Department.


--------------------------------------------------------------------------------
Braskem is a world-class Brazilian company, leader in the thermoplastics segment in Latin America and among the five largest Brazilian privately-owned industrial companies. The company operates 13 manufacturing plants located throughout Brazil, and it has a yearly production of 5.0 million tons of petrochemical products.
--------------------------------------------------------------------------------

For additional information, please contact:

Vasco Barcellos                               Jose Marcos Treiger                      Luiz Henrique Valverde
Investor Relations                            Investor Relations                       Investor Relations
Tel: (5511) 3443 9178                         Tel: (5511) 3443 9529                    Tel: (5511) 3443 9744
Fax: (55 11) 3443 9532                        Fax: (55 11) 3443 9532                   Fax: (5511) 3443-9532
E-mail: vasco.barcellos@braskem.com.br        E-mail: jm.treiger@braskem.com.br        E-mail: luiz.valverde@braskem.com.br

      Forward-Looking Statement Disclaimer for U.S. Securities Law Purposes

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem's reports filed with the United States Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to Braskem's management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward-looking statement.

--------------------------------------------------------------------------------

                                  ATTACHMENT I
                           Braskem S.A. (Consolidated)
                               Income Statement 1
                                  (R$ million)

Demonstrativo de Resultado                       2Q03      2Q02(2)      1H03       1H02(2)
Net Sales                                       2,155      1,468        4,447      2,697
Cost of Goods Sold                             (1,734)    (1,184)      (3,558)    (2,228)
Gross Profit                                      420        283          889        470
Selling, General and Administrative Expenses     (100)       (96)        (176)      (160)
Depreciation and Amortization                     (39)      (187)         (83)      (230)
Other Operating Income (Expenses)                  22         73           11        121
Equity Income                                     (25)       445           (5)       361
Operating Profit (before financial items)         278        518          636        561
Net Financial Result                              258     (1,024)         171     (1,241)
Operating Profit (Loss)                           536       (506)         807       (679)
Other Non-Operating Income (Expenses)             (17)        38          (18)        23
Profit (Loss) before Income Taxes                 519       (469)         789       (657)
Income Taxes                                      (82)        34         (134)        50
Profit (Loss) before Minority Participation       438       (435)         655       (607)
Minority Interest                                (100)       119         (187)       127
Net Profit (Loss)                                 338       (316)         468       (480)
-----------------------------------------------------------------------------------------
EBITDA                                            405        315          855        554
EBITDA Margin                                   18.8%      21.5%        19.2%      20.5%
- Depreciation and Amortization                  (101)      (242)        (214)      (353)
        - Cost                                    (63)       (55)        (131)      (123)
        - Expenses                                (39)      (187)         (83)      (230)
-----------------------------------------------------------------------------------------


1- Excludes the effects of proportional consolidation otherwise required by CVM-247. The numbers may not sum due to the effects of rounding.
2-   Pro forma income statement.
--------------------------------------------------------------------------------

                                  ATTACHMENT II
                           Braskem S.A. (Consolidated)
                                 Balance Sheet(1)
                                  (R$ million)
              ASSETS                                 06/30/2003   03/31/2003
---------------------------------------              ----------   ----------

Current Assets                                          3,192       3,765
 - Cash and Banks                                         104         107
 - Marketable Securities                                  413         463
 - Accounts Receivable                                  1,017       1,278
 - Inventories                                          1,056       1,126
 - Taxes to be Recovered                                  321         470
 - Prepaid Expenses                                        56          77
 - Other                                                  225         243
----------------------------------------------------------------------------
Long Term Assets                                        1,297       1,350
----------------------------------------------------------------------------
 - Related Parties                                         40          33
 - Compulsory Deposits                                    153         141
 - Deferred Income Taxes                                  124         145
 - Taxes to be Recovered                                  718         698
 - Marketable Securities                                  109         126
 - Other                                                  154         207
----------------------------------------------------------------------------
Fixed Assets                                            8,685       8,816
----------------------------------------------------------------------------
 - Investments                                          2,669       2,811
 - Plant, Property and Equipment                        4,514       4,557
 - Deferred                                             1,502       1,448
----------------------------------------------------------------------------
Total Assets                                           13,174      13,930
----------------------------------------------------------------------------

  LIABILITIES AND SHAREHOLDERS' EQUITY               06/30/2003   03/31/2003
---------------------------------------              ----------   ----------
Current                                                 4,947       5,841
----------------------------------------------------------------------------
 - Suppliers                                            1,562       1,946
 - Short-term loans                                     2,084       2,415
 - Advances on Export Facilities                          370         384
 - Salaries Payable                                        41          81
 - Income Taxes                                            27          23
 - Taxes Payable                                          171         247
 - Advances from Customers                                415         296
 - Advances for Purchase of Credit Rights                 147         164
 - Others                                                 131         284
----------------------------------------------------------------------------
Long Term Liabilities                                   5,286       5,624
----------------------------------------------------------------------------
 - Related Parties                                        223         258
 - Long-term Loans                                      3,878       4,388
 - Taxes Payable                                        1,055         835
 - Others                                                 130         144
----------------------------------------------------------------------------
Minority Interest                                         600         497
----------------------------------------------------------------------------
Shareholders' Equity                                    2,342       1,968
----------------------------------------------------------------------------
 - Capital                                              1,848       1,845
 - Capital Reserves                                       754         720
 - Treasury Shares                                        (17)        (17)
 - Retained Earnings (Losses)                            (243)       (580)
----------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity             13,174      13,930
----------------------------------------------------------------------------

  * Excludes the effects of proportional consolidation otherwise required by CVM-247. The numbers may not sum due to the effects of rounding.




--------------------------------------------------------------------------------
                                     - 13 -